40-33



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 1, 2003



03040228

Jason P. Pogorelec
(617) 951-7415
jpogorelec@ropesgray.com

RECD S.E.C.
DEC 3 2003
1086

PROCESSED
DEC 08 2003
THOMSON FINANCIAL

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Putnam International Equity Fund (File No. 811-6190) and the other Putnam funds listed on Exhibit A attached hereto (together with Putnam International Equity Fund, the "Putnam Funds")

Ladies and Gentlemen:

On behalf of the Putnam Funds, please find enclosed copies of the following complaints filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Starr v. Putnam Investment Management, Inc., Civil Action No. 03-1023, United States District Court for the District of Delaware (filed on November 6, 2003). The complaint is a derivative action filed on behalf of the Putnam Funds against Putnam Investment Management, LLC and certain of its affiliates (collectively, "Putnam"), certain former employees of Putnam, and each member of the Board of Trustees of the Putnam Funds, among others.

2. Hutto v. Putnam, LLC, Civil Action No. 03-12227 (RWZ), United States District Court for the District of Massachusetts (filed on November 12, 2003). The complaint is a derivative action filed on behalf of the Putnam Funds against Putnam, certain former employees of Putnam, certain officers of the Putnam Funds, and each member of the Board of Trustees of the Putnam Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Jason P. Pogorelec

Enclosures

cc: Karen R. Kay, Esq., Putnam Investments (w/o encl.)
John W. Gerstmayr, Esq. (w/o encl.)
John D. Donovan Jr., Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Putnam American Government Income Fund	File No. 811-4178
Putnam Arizona Tax Exempt Income Fund	File No. 811-6258
Putnam Asset Allocation Funds, on behalf of the following series:	File No. 811-7121
Putnam Asset Allocation: Balanced Portfolio	
Putnam Asset Allocation: Conservative Portfolio	
Putnam Asset Allocation: Growth Portfolio	
Putnam California Tax Exempt Income Fund	File No. 811-3630
Putnam California Tax Exempt Money Market Fund	File No. 811-5333
Putnam Capital Appreciation Fund	File No. 811-7061
Putnam Classic Equity Fund	File No. 811-7223
Putnam Convertible Income-Growth Trust	File No. 811-2280
Putnam Diversified Income Trust	File No. 811-5635
Putnam Discovery Growth Fund	File No. 811-6203
Putnam Equity Income Fund	File No. 811-2742
Putnam Europe Equity Fund	File No. 811-5693
Putnam Funds Trust, on behalf of the following series:	File No. 811-7513
Putnam International Growth and Income Fund	
Putnam Small Cap Growth Fund	
Putnam Florida Tax Exempt Income Fund	File No. 811-6129
The Putnam Fund for Growth and Income	File No. 811-781
The George Putnam Fund of Boston	File No. 811-58
Putnam Global Equity Fund	File No. 811-1403
Putnam Global Income Trust	File No. 811-4524
Putnam Global Natural Resources Fund	File No. 811-3061
Putnam Health Sciences Trust	File No. 811-3386
Putnam High Yield Advantage Fund	File No. 811-4616
Putnam High Yield Trust	File No. 811-2796
Putnam Income Fund	File No. 811-653
Putnam Intermediate U.S. Government Income Fund	File No. 811-6257
Putnam Investment Funds, on behalf of the following series:	File No. 811-7237
Putnam Capital Opportunities Fund	
Putnam Growth Opportunities Fund	
Putnam International New Opportunities Fund	
Putnam International Capital Opportunities Fund	
Putnam Mid Cap Value Fund	
Putnam New Value Fund	
Putnam Research Fund	
Putnam Small Cap Value Fund	
Putnam Investors Fund	File No. 811-159
Putnam Massachusetts Tax Exempt Income Fund	File No. 811-4518
Putnam Michigan Tax Exempt Income Fund	File No. 811-4529
Putnam Minnesota Tax Exempt Income Fund	File No. 811-4527
Putnam Money Market Fund	File No. 811-2608

Putnam Municipal Income Fund	File No. 811-5763
Putnam New Jersey Tax Exempt Income Fund	File No. 811-5977
Putnam New Opportunities Fund	File No. 811-6128
Putnam New York Tax Exempt Income Fund	File No. 811-3741
Putnam New York Tax Exempt Money Market Fund	File No. 811-5335
Putnam New York Tax Exempt Opportunities Fund	File No. 811-6176
Putnam Ohio Tax Exempt Income Fund	File No. 811-4528
Putnam OTC & Emerging Growth Fund	File No. 811-3512
Putnam Pennsylvania Tax Exempt Income Fund	File No. 811-5802
Putnam Tax Exempt Income Fund	File No. 811-2675
Putnam Tax Exempt Money Market Fund	File No. 811-5215
Putnam Tax-Free Income Trust, on behalf of the following series:	File No. 811-4345
Putnam Tax-Free High Yield Fund	
Putnam Tax-Free Insured Fund	
Putnam Tax Smart Funds Trust, on behalf of the following series:	File No. 811-09289
Putnam Tax Smart Equity Fund	
Putnam U.S. Government Income Trust	File No. 811-3897
Putnam Utilities Growth and Income Fund	File No. 811-5889
Putnam Vista Fund	File No. 811-1561
Putnam Voyager Fund	File No. 811-1682
Putnam Variable Trust**	File No. 811-5346

** Party to Starr v. Putnam Investment Management Inc. only

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

ZACHARY ALAN STARR derivatively on behalf of the PUTNAM INTERNATIONAL EQUITY FUND, and the PUTNAM FUNDS"[1] Plaintiff v. PUTNAM INVESTMENT MANAGEMENT, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM MANAGEMENT TRUST, PUTNAM LLC d/b/a PUTNAM INVESTMENTS, PUTNAM INVESTMENTS TRUST and MARSH & McLENNAN COMPANIES INC., OMID KAMSHAD, JUSTIN M. SCOTT, JAMESON ADKINS BAXTER, CHARLES B. CURTIS, JOHN A. HILL, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE and LAWRENCE J. LASSER Defendants and PUTNAM INTERNATIONAL EQUITY FUND, and the PUTNAM FUNDS Nominal Defendants	:	CIVIL ACTION 03-1023 JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

[1] A list of the "Putnam Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

The plaintiff, Zachary Alan Starr, derivatively on behalf of the Putnam International Equity Fund,[2] the Putnam Investment Trust and each of the Putnam Funds hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisors Act of 1940, 15 U.S.C. §80b-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. Defendant Marsh & McLennan Companies Inc., the ultimate parent of the Putnam Funds, is organized in Delaware.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Zachary Alan Starr, a resident of East Quogue, Suffolk County, New York, owns 615.684 shares of the Putnam International Equity Fund, the majority of which were

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[2] Prior to April 30, 2001 the Putnam International Equity Fund was known as the Putnam

purchased on April 17, 2000 and 196.309 of which were purchased on October 13, 2000. Plaintiff continues to hold such shares.

Putnam Defendants

6. The Putnam Defendants ("Putnam" or "Putnam Defendants") are the companies in the chain of companies and trusts that manage and advise the Putnam Funds.

(a) Defendant Putnam Investment Management LLC ("Putnam Management") is one of America's oldest and largest money management firms with over $164 Billion in assets from more than 13 million shareholders under management as of December 31, 2002. Putnam Management serves as the investment manager for the Putnam Funds. Putnam Management is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds at all times relevant to this Complaint.

(b) Defendant Putnam Management Trust is a Massachusetts business trust and the 100% owner of Putnam Management.

(c) Defendant Putnam LLC, which generally conducts business under the name Putnam Investments, is the owner of Defendant Putnam Management Trust which is in-turn owned by Defendant Putnam Investments Trust.

7. The Putnam Defendants are organized under Massachusetts law with their principal place of business at One Post Office Square, Boston, Massachusetts 02109. The Putnam Defendants are all direct or indirect subsidiaries of Defendant Marsh & McLennan Companies, Inc. (see below).

8. Defendant Marsh & McLennan Companies Inc. ("MMCI") is a publicly owned Delaware company, trading on the New York Stock Exchange. MMCI's operating subsidiaries

International Growth Fund.

include insurance brokers, investment managers and Putnam. MMCI is the ultimate parent of the Putnam Defendants. It has its principal place of business in New York City.

Individual Defendants

9. Defendant Justin M. Scott ("Scott"), a resident of Marblehead, Massachusetts, was a Putnam Fund manager. Scott joined Putnam in 1988, and was managing director and chief investment officer of the International Equities Group for Putnam until he was fired by Putnam on October 24, 2003.

10. Defendant Omid Kamshad ("Kamshad"), a resident of Weston, Massachusetts, was a Putnam Fund manager. Kamshad joined Putnam in 1996 and served as managing director and chief investment officer of the International Core Equity Group for Putnam until he was fired by Putnam on October 24, 2003. Kamshad's immediate superior at Putnam was Scott.

11. The defendants described in paragraphs 9 and 10 above are referred to as the "Individual Defendants."

Trustee Defendants

12. The individuals named below are each Trustees of the Board of Trustees ("Trustees") for the Putnam Investment Trust ("Trust").

(a) Jameson Adkins Baxter

(b) Charles B. Curtis

(c) John A. Hill

(d) Ronald J. Jackson

(e) Paul L. Joskow

(f) Elizabeth T. Kennan

(g) John H. Mullin, III

(h) Robert E. Patterson

(i) George Putnam, III

(j) A.J. Smith

(k) W. Thomas Stephens

(l) W. Nicholas Thorndike

(m) Lawrence J. Lasser: was also Putnam's Chief Executive Officer and had been for more than 18 years until his resignation under pressure on November 1, 2003. The defendants described in this paragraph 12 are referred to as the "Trustees."

13. These Trustees are the Trustees of each of the 101 Putnam Funds.

14. The Trustees are responsible for protecting the interests of Putnam shareholders, for general oversight of each Putnam Funds' business, and for assuring that "each fund is managed in the best interest of shareholders." See http://www.putnam.com/individual/content/a/a5/.htm. The Trustees retained Putnam Management to make investment decisions for the Putnam Funds.

15. During the relevant time period, the Trustees met monthly (except August) for a two day period to review the operations of the various Putnam Funds. These meetings are intended to "ensure that each fund's performance is reviewed in detail *at least twice a year*." *Id.* (emphasis supplied). Each Trustee is paid fees estimated at above $200,000 per year. The Trustees also are entitled to receive a retirement benefit after five years of service as a trustee in an amount equal to one-half the average annual compensation paid to the Trustee for the last three years prior to retirement. The benefit is paid for life or for a time period equal to the number of years of service. In addition, the retirement benefit includes a death benefit guaranteeing the payment of lesser of ten years or total years of service.

16. Trustees serve for an indefinite term - until death, age 72 *or removal.*

Nominal Defendants

17. Nominal Defendant the Putnam International Equity Fund is a Massachusetts Business Trust operating as a mutual fund with assets held in Trust by the Trustees and with Putnam Management as its Advisor. Putnam International Equity Fund is an open end management investment company that invests 80% of its assets in equities outside the United States.

18. Nominal Defendant the Putnam Funds are a family of mutual funds comprising the fifth largest of such fund families in the United States. The Putnam Funds invest in equity and debt securities of domestic and foreign entities allowing the smaller investor to diversify his or her investment portfolio through the selection. The Putnam Funds are each separate entities and separate registrants and issuers for reporting purposes of a fund from the Putnam Funds.

19. The defendants described in paragraphs 9-10 are referred to as the "Individual Defendants." The defendants described in paragraphs 17-18 are described as the Nominal Defendants. The defendants described in paragraphs 12-16 are sometimes described as the "Trustee Defendants." The Defendants together are described as "Defendants."

PRELIMINARY STATEMENT

20. This derivative action is brought to recover damages for injuries to the Putnam International Fund, the Putnam Investment Trust and each of the Putnam Funds caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Putnam Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

21. Each of the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under

the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, the duty not to place their own financial interests above those of the Putnam Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

22. Each of the Putnam Defendants owed to the Putnam Funds and their shareholders the fiduciary duty not to engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Putnam Funds and their shareholders.

Manipulative Devices

23. Like all other mutual funds, the Putnam Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing," and has been required by law since 1968.

24. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00

p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

25. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

<u>Market Timing</u>

26. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

27. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

28. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

29. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, these efforts to counter the ill effects of "timing" on their funds do not eliminate the practice, they only reduce it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About

Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, available at: http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

30. Fund managers have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. *These fees can be waived or avoided if the fund managers are, as here, assisting the timer or doing the timing.*

FACTUAL BACKGROUND

31. The Individual Defendants perpetrated a manipulative scheme on the Putnam Funds, from at least from 1998 to October 3, 2003. The scheme violated the Putnam Fund managers' fiduciary duties to the Putnam Funds and their shareholders but gained the managers substantial profits, fees and other income.

32. While each mutual fund is in fact its own company or trust, as a practical matter Putnam runs all of the funds. The portfolio managers are all employees of Putnam and Putnam (and in turn the managers) makes its profit from fees it charges the funds for financial advice and other services. Such fees are charged as a percentage of the assets in the fund.

33. The Putnam Funds are designed to be long-term investments and are structured to discourage market-timing. The majority of funds are sold to investors as "no-load" with no initial sales commissions or fees but with a back end percentage charge called a deferred sales charge (in varying amounts) if the investment is sold before the close of a fixed holding period.

34. Investors are permitted, however, to exchange fund shares for another Putnam fund of the same class (*i.e.*, A, B, C, etc.) at NAV without incurring the deferred sales charge. The 2002 prospectus for the Putnam International Equity Fund states, in language typical of the prospectuses of all of the Putnam Funds states

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds. Consult Putnam Investor Services before requesting an exchange.

Portfolio Managers' Market Timing

35. The Individual Defendants had access to non-public information concerning current portfolio holdings, valuations and intended transactions for the Putnam Funds they managed. Beginning in at least 1998, Scott, as managing director and chief investment officer of Putnam's International Equities Group, and Omid Kamshad, as managing director and chief investment officer of Putnam International Core Equity Group, engaged in repeated short-term trading or market timing of Putnam Funds in their personal accounts. Scott continued such trading through 2000, Kamshad until 2003.

36. The Individual Defendants' short-term trading was in the same Putnam Funds over which they had decision-making authority and responsibility and about which they had current non-public information.

37. In 2000 the Individual Defendants were confronted by their superiors at Putnam and warned about their trading activity, but neither ceased short-term trading. The controls imposed on them by their Putnam superiors were minimal or ineffective and in-turn ignored by the Individual Defendants. Finally in October 2003, after the industry-wide mutual fund scandal

had dominated the financial pages of the newspapers for months, and after an employee from the Putnam call center reported the Individual Defendants to Massachusetts regulators, Putnam fired the Individual Defendants (as well as certain other "unnamed" portfolio managers).

38. On October 28, 2003 the Securities and Exchange Commission filed an action ("SEC Action"[4]) in the United States District Court against the Individual Defendants alleging violations of Sections 206(1) and (2) of the Investment Advisors Act and seeking the disgorgement of all profits plus civil penalties for the same actions that are alleged in this Complaint.

39. The SEC Action alleges that Kamshad engaged in at least 38 "round trip"[5] trades in Putnam Funds between 1998 and 2003, including four funds that he managed and that this trading was permitted by Putnam even though senior Putnam executives had learned of large and frequent movement of Putnam Funds by Kamshad as early as 2000. The SEC Action also alleges that Scott engaged in 35 "round trips" in Putnam Funds, including funds he was managing during the relevant time period, and that on at least 12 consecutive days he bought and sold millions of dollars worth of shares for hundreds of thousands in profits.

40. The SEC has also instituted an administrative proceeding against Putnam arising out of the Individual Defendants' illegal activities,[6] which are the same activities as alleged in this Complaint.

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[4] *Securities and Exchange Commission v. Scott and Kamshad,* Civ. A. No. 03-12082 (U.S.D.C., D.MA, October 28, 2003)

[5] A "round trip" is a trade in which the shareholder bought and then sold mutual funds. *Id.* at n.1.

[6] *In the Matter of Putnam Investment Management LLC,* Administrative Proceeding File No. 3-11317, U.S. Securities Exchange Commission.

Favored Customers' Market Timing

41. On the same day the SEC Action was filed, the Massachusetts Securities Division filed an Administrative Complaint[7] ("MA Complaint") against Putnam and the Individual Defendants seeking an order of disgorgement of illegal profits plus a fine. The MA Complaint alleges that the Individual Defendants and Putnam allowed participants in the 401(K) retirement plan for the Boilermakers Local Lodge No. 5 of New York ("Plan"), a Plan administered by Putnam, to time the funds in their Plan between 2000-2003.

42. The MA Complaint alleges that through these timing activities at least 28 Plan participants placed between 150-500 trades in the period between 2000-2003 and that one individual made *$1 million for his retirement account by* market timing the Putnam International Voyager fund in his 401(K). In fact, trading by these favored Plan participants became so frequent, that the hours between 3:00 P.M. and 4:00 P.M. were nicknamed the "boilermaker hour" at Putnam's Norwood, Massachusetts office.

Failure to Supervise

43. Putnam formed a Market Timing Department ("MTD") in 1996 and charged it with the responsibility of reviewing trading patterns to determine if trades are abusive or "excessive" and to remain sensitive to market timing activities. Putnam's internal guidelines set out the activity to be investigated by the MTD including (but not limited to)[8]

(a) 100K Report (Any single exchange over $100,000)

(b) Purchases over $250,000

(c) Redemptions over $250,000

[7] *In the Matter of Putnam Investment Management, Inc., Putnam Investment Management LLC, Omid Kamshad, Justin Scott*, Docket No. E-2003-061, Commw. of MA, Office of Sec'y of Comm. Securities Division.

[8] *Id.* at ¶ 30.

(d) In a 6 month period, 4 exchanges of $75,000 or more within a single account

(e) Any exchange involving 1% of the assets of the fund moved in and out within 10 days

44. Putnam knew of the damage market timers and short-term traders has on the value and performance of mutual funds. Putnam also knew the costs associated with market timing or short-term trading in mutual funds. In fact Putnam outlined some of the costs of market timing in a document called "Market Timing Department Functional Narrative, March 2003," circulated within Putnam.[9] These costs include

- increased transaction costs
- ill-timed or unanticipated capital gains
- cash position imbalance
- disruption to trading strategies, and
- short-term profit taking at the expense of the fund and the long-term investors.

45. In the face of these policies and their fiduciary duties, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the Individual Defendants' market timing, allowing them to conduct late trading and/or market timing on the Putnam Funds to the detriment of the Putnam Funds. Similarly, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the market timing in the Putnam Funds by favored customers as alleged in this Complaint. Putnam either ignored the warning signs from the MTD or deliberately violated their internal guidelines and permitted the Individual Defendants and the favored Plan participants to short-term trade/market time.

[9] MA Complaint ¶ 32, Ex. 2.

46. As a result of the Putnam Defendants' misconduct, these events have had and will have a series of deleterious effects on the Putnam Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Putnam Funds, thereby resulting in the Putnam Funds losing NAV and market value.

(b) Their firing as pension administrator over billions of dollars worth of assets by various state pension funds including: Massachusetts State Pension Fund, California Public Employees Retirement System, Vermont State Teachers Retirement System, Rhode Island Retirement System, Iowa Retirement System and Pennsylvania Retirement System. In addition the Washington State Investment Board ($556 million in assets) has put Putnam on a "watch" list.

(c) Their exposure to significant regulatory scrutiny and to suit by investors for personal and direct losses they suffered as a result of Defendants' misconduct, thereby, at a minimum, causing the Putnam Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Putnam Funds.

DEMAND EXCUSED ALLEGATIONS

47. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MMCI to bring an action against Putnam, the Individual Defendants or the Trustees, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Putnam.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Putnam Funds.

(d) Demand is also excused because the Putnam Defendants and the Trustees have known for two years about the unlawful market timing and short-term trading by the Individual Defendants and have *done nothing about it to discipline the Individual Defendants* or to stop the trading.

(e) Demand is also excused because the Putnam Defendants and the Trustees have known for more than two years about the market timing of preferred shareholders Plan participants and did nothing to stop it until March 2003 and nothing to discipline the managers involved.

(f) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Putnam management, and thus owe their positions, salaries, retirement benefits, as well as their loyalties solely to Putnam management and lack sufficient independence to exercise business judgment.

COUNT I

Violation Of Section 36 Of The Investment Company Act Of 1940 And For Control Personal Liability Under The Investment Company Act
(Against the Putnam Defendants and the Trustee Defendants)

48. Plaintiff incorporates by reference all paragraphs above.

49. Pursuant to Section 36 of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a

fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

50. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

51. As alleged above in this Complaint, each Putnam Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Putnam Funds or their shareholders.

52. By agreeing and/or conspiring with the Individual Defendants and the favored Plan participants as alleged in this Complaint to permit and/or encourage them to time the Putnam Funds, the Putnam Defendants placed their own self-interest in maximizing their compensation, income and other payments over the interest of the Putnam Funds and its shareholders.

53. By virtue of the foregoing, the Putnam Defendants and the Trustee Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

54. As a direct and proximate result of the defendants' wrongful conduct alleged in this Complaint, the assets and value (including the NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and the Putnam Defendants and the Trustee Defendants are liable.

COUNT II

VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISERS ACT OF 1940 (Against Putnam Management and the Individual Defendants)

55. Plaintiff incorporates by reference all paragraphs above.

56. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

57. Putnam Management was the investment advisor to the Putnam Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

58. Putnam Management and the Individual Defendants breached their fiduciary duties to the Putnam Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

59. Putnam Management is liable to the Putnam Funds and their shareholders as a direct participant in the wrongs alleged in this Count II. Putnam Management has and had authority and control over the Putnam Funds and the Individual Defendants and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

60. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and Putnam Management and the Individual Defendants have collected illegal profits and fees.

COUNT III

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against the Putnam Defendants and the Individual Defendants)

61. Plaintiff repeats and realleges all paragraphs above.

62. The Putnam Defendants and the Individual Defendants directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Putnam Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff, the Putnam Funds and to cause the Putnam Funds to sell securities at artificially deflated values as described in the Complaint.

63. The Putnam Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

64. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Putnam Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT IV

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against Putnam Investment Management, Inc., Putnam Management Trust, Putnam LLC, and Putnam Investments Trust)

65. Plaintiff repeats and realleges all paragraphs above.

66. Defendant Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust acted as controlling persons of the Putnam Management within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their ownership and active participation in and/or awareness of Putnam Management's day-to-day

operations, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam Management with unlimited access to Putnam Management's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

67. Defendants Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust had direct and supervisory involvement over the day-to-day operations of Putnam Management and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

68. By virtue of its position as a controlling person, said defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT V

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against MMCI)

69. Plaintiff repeats and realleges all paragraphs above.

70. MMCI acted as a controlling person of the Putnam Defendants within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of its ownership and participation in and/or awareness of Putnam's day-to-day operations, MMCI had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam. MMCI had unlimited access to Putnam's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

71. MMCI had direct and supervisory involvement over the day-to-day operations of Putnam and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

72. By virtue of its position as a controlling person, MMCI is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VI

Common Law Breach Of Fiduciary Duty (Against the Putnam Defendants and the Trustee Defendants)

73. Plaintiffs incorporate by reference all of the paragraphs above.

74. The Putnam Defendants and the Trustee Defendants and each of them owed to the Putnam Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Putnam Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Putnam Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

75. To discharge those duties, the Putnam Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Putnam Funds.

76. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the Individual Defendants' timing scheme and other manipulative schemes as alleged in this Complaint.

77. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Putnam Funds by permitting or incurring excess charges and expenses to the funds in connection with the Individual Defendants' timing scheme and other manipulated devices as alleged in this Complaint.

COUNT VII

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against MMCI)

78. Plaintiff repeats and realleges all paragraphs above.

79. MMCI knew of the existence of the fiduciary duty between the Putnam Defendants and the Trustee Defendants and the Putnam Funds and knew the extent of that duty. MMCI knew of the acts of late trading and timing made by them on the Putnam Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds. MMCI maliciously, without justification and through unlawful means, aided and abetted and conspired with the Putnam Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Putnam Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

80. MMCI is jointly and severally liable with Defendants to the Putnam Funds for damages proximately caused by their aiding and abetting as alleged herein.

81. As a direct and proximate result of MMCI's wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VIII

CIVIL CONSPIRACY
(Against the Putnam Defendants, the Trustee Defendants and MMCI)

82. Plaintiff repeats and reallege all paragraphs above.

83. The Putnam Defendants, the Trustee Defendants and MMCI entered into an agreement or agreements or combinations between and among each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of such agreements and combinations. The Putnam Defendants, the Trustee Defendants and MMCI by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

84. The Putnam Defendants, the Trustee Defendants and MMCI maliciously and intentionally conspired, combined and agreed between and among one another to commit one or more of the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and the Putnam Funds and proximately causing injury and damages to the Plaintiff and the Putnam Funds for which they are jointly and severally liable.

85. The Putnam Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Putnam Funds and replacing them with independent Trustees selected and elected with Court supervision,

B. Rescinding the management contracts for the Putnam Funds and replacing the manager,

C. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

D. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Putnam Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

E. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

F. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: November 7, 2003

CHIMICLES & TIKELLIS

By: ____________________

Pamela S. Tikellis (2172)
Robert J. Kriner, Jr. (2546)
One Rodney Square
Wilmington, DE 19801
(302) 656-2500

ATTORNEYS FOR PLAINTIFF

Nicholas E. Chimicles
Denise Davis Schwartzman
Chimicles & Tikellis LLP
361 West Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

Prospectuses and Fund reports
by Alphabet

Prospectuses and shareholder reports for Putnam Funds are available in electronic format here. You can read them online, using a supported browser and the Adobe Acrobat™ Reader Plug-In. You can also download them and read them offline, using Adobe Acrobat Reader™ software.

Click on the alphabet below to locate Fund names.
Click "Prospectus" to view or download a Fund's prospectus.
Click the month listed under "Semiannual Report" to view or download the Fund's most recent semiannual, or the month listed under "Annual Report" to view or download the most recent annual report.

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z

FUND NAME	PROSPECTUS	SEMI ANNUAL REPORT	ANNUAL REPORT
American Government Income Fund	Prospectus	March	September
Arizona Tax Exempt Income Fund	Prospectus	November	May
Asset Allocation: Balanced Portfolio	Prospectus	March	September
Asset Allocation: Conservative Portfolio	Prospectus	March	September
Asset Allocation: Growth Portfolio	Prospectus	March	September
California Tax Exempt Income Fund	Prospectus	March	September
California Tax Exempt Money Market Fund	Prospectus	March	September
Capital Appreciation Fund	Prospectus	November	May
Capital Opportunities Fund	Prospectus	October	April
Classic Equity Fund	Prospectus	May	November
Convertible Income-Growth Trust	Prospectus	April	October
Diversified Income Trust	Prospectus	March	September
Discovery Growth Fund	Prospectus	June	December
Equity Income Fund	Prospectus	May	November
Europe Equity Fund	Prospectus	December	June
Florida Tax Exempt Income Fund	Prospectus	November	May
Fund for Growth and Income	Prospectus	April	October
George Putnam Fund of Boston	Prospectus	January	July

Global Equity Fund	Prospectus	August	October
Global Income Trust	Prospectus	April	October
Global Natural Resources Fund	Prospectus	February	August
Growth Opportunities Fund	Prospectus	January	July
Health Sciences Trust	Prospectus	February	August
High Yield Advantage Fund	Prospectus	May	November
High Yield Trust	Prospectus	February	August
Income Fund	Prospectus	April	October
Intermediate U.S. Government Income Fund	Prospectus	May	November
International Capital Opportunities Fund	Prospectus	February	August
International Equity Fund	Prospectus	December	June
International Growth and Income Fund	Prospectus	December	June
International New Opportunities Fund	Prospectus	March	September
Investors Fund	Prospectus	January	July
Massachusetts Tax Exempt Income Fund	Prospectus	November	May
Michigan Tax Exempt Income Fund	Prospectus	November	May
Mid Cap Value Fund	Prospectus	October	April
Minnesota Tax Exempt Income Fund	Prospectus	November	May
Money Market Fund	Prospectus	March	September
Municipal Income Fund	Prospectus	September	March
New Jersey Tax Exempt Income Fund	Prospectus	November	May
New Opportunities Fund	Prospectus	December	June
New Value Fund	Prospectus	February	August
New York Tax Exempt Income Fund	Prospectus	May	November
New York Tax Exempt Money Market Fund	Prospectus	May	November
New York Tax Exempt Opportunities Fund	Prospectus	May	November

Ohio Tax Exempt Income Fund	Prospectus	November	May
OTC & Emerging Growth Fund	Prospectus	January	July
Putnam Allstate Advisor Variable Annuity	Prospectus	June	December
Putnam Hartford Variable Annuity	Prospectus	June	December
Putnam Variable Trust	Prospectus	June	December
Pennsylvania Tax Exempt Income Fund	Prospectus	November	May
Research Fund	Prospectus	January	July
Small Cap Growth Fund	Prospectus	December	June
Small Cap Value Fund	Prospectus	August	February
Tax Exempt Income Fund	Prospectus	March	September
Tax Exempt Money Market Fund	Prospectus	March	September
Tax Smart Equity Fund	Prospectus	April	October
Tax-Free High Yield Fund	Prospectus	January	July
Tax-Free Insured Fund	Prospectus	January	July
U.S. Government Income Trust	Prospectus	March	September
Utilities Growth and Income Fund	Prospectus	April	October
Vista Fund	Prospectus	January	July
Voyager Fund	Prospectus	January	July

▲ BACK TO TOP

For more information about the Putnam family of Funds, including investment policies, charges, and expenses, ask your financial advisor for a free prospectus or click on the prospectus section to view or download a prospectus or call Putnam Investments toll free at 1-888-4-PUTNAM (1-888-478-6626). Please read the prospectus carefully before you invest or send money.

[illegible] Management

PUTNAM
INVESTMENTS



VERIFICATION OF PLAINTIFF

Zachary Alan Starr, the plaintiff in the above styled action declares:

I purchased shares of the Putnam International Equity Fund ~~prior to 2000~~ on 4/17/00 and continue to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: 11/6/03

Zachary Alan Starr

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

03 CV 12227 RWZ

DIANE HUTTO and DINA ROZENBAUM, Derivatively on behalf of the PUTNAM INTERNATIONAL EQUITY FUND, the PUTNAM INTERNATIONAL NEW OPPORTUNITIES FUND, the PUTNAM EUROPE EQUITY FUND and the "PUTNAM FUNDS"[1]	:	CIVIL ACTION NO.
		MAGISTRATE JUDGE Cohen
Plaintiffs	:	
v.	:	
PUTNAM, LLC, PUTNAM INVESTMENT MANAGEMENT, LLC, MARSH & MCLENNAN COMPANIES, INC., LAWRENCE J. LASSER, JOHN A. HILL, JAMESON A. BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, GEORGE PUTNAM, III, A.J.C. SMITH, CHARLES E. PORTER, PATRICIA C. FLAHERTY, JUSTIN M. SCOTT, OMID KAMSHAD, JOHN DOES 1-50, AND JOHN DOES 51-100,	:	JURY TRIAL DEMANDED
Defendants	:	
and	:	
PUTNAM INTERNATIONAL EQUITY FUND, PUTNAM INTERNATIONAL NEW OPPORTUNITIES FUND, PUTNAM FUNDS TRUST and the "PUTNAM FUNDS"	:	
Nominal Defendants	:	

RECEIPT # 50
AMOUNT $ 150
SUMMONS ISSUED Yes
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. F.O.M.
DATE 11-12-03

DERIVATIVE COMPLAINT

[1] A list of the "Putnam Funds" is attached to this Derivative Complaint as Exhibit A hereto.

The plaintiffs, Diane Hutto and Dina Rozenbaum, derivatively on behalf of the Putnam Funds Trust, the Putnam International Equity Fund, the Putnam International New Opportunities Fund, the Putnam Europe Equity Fund and the Putnam Funds hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs

5. Plaintiff Diane Hutto, a resident of Fort Walton Beach, Florida, purchased shares of the Putnam International Equity Fund and Putnam International New Opportunities Fund prior to June 2000 and continues to hold such shares.

6. Plaintiff Dina Rozenbaum, a resident of Woodmere, New York, purchased shares of the Putnam Europe Equity Fund prior to the year 1999 and continues to hold such shares.

Putnam Defendants

7. Defendant Marsh & McLennan Companies, Inc., ("MMC"), a Delaware corporation, located at 1166 Avenue Of The Americas, New York, NY 10036, is the parent company of defendant Putnam, LLC, ("Putnam") and its affiliated companies. MMC is a global professional services firm with annual revenues exceeding $10 billion. MMC's wholly owned companies provide risk and insurance services, consulting, and, through its wholly owned subsidiary, Putnam Investments, Inc., investment management.

8. Defendant Putnam describes itself as one of the largest mutual fund families in the United States with $271 billion in assets under management across multiple investment disciplines, over 100 mutual funds, nearly 13 million shareholder accounts, and over 2,200 institutional and 401(k) clients. Putnam offers a full range of both equity and fixed-income products, including mutual funds, variable annuities and alternative investments for institutions and high-net-worth investors, as well as investment advisory services for institutional portfolios, 401 (k)s, IRAs and other retirement plans. The majority of Putnam's assets under management are derived from U.S. individuals and institutions. Putnam is the parent company of Putnam Retail Management, Putnam Advisory Company, LLC (a wholly-owned subsidiary of The Putnam Advisory Company Trust) and Putnam Fiduciary Trust Company. Putnam, which generally conducts business under the name "Putnam Investments", is a wholly-owned subsidiary of Putnam Investments Trust, a Massachusetts business trust that, except for a minority stake owned by employees, is owned by MMC. The address of Putnam is One Post Office Square, Boston, MA 02109.

9. Defendant Putnam Investment Management, LLC ("PIM" or the "Advisor"), formerly known as Putnam Investment Management, Inc., also located at One Post Office Square, Boston, MA 02109, is one of the largest equity managers in the United States, and offers specialized services to investors, financial advisors, and variable annuity contract holders. PIM, a Delaware limited liability company, is owned by Putnam Investment Management Trust, a Massachusetts business trust, which in turn is owned by MMC. Through this organization structure, PIM is an indirect wholly-owned subsidiary of Putnam, LLC which is a wholly owned subsidiary of MMC. PIM is the Putnam Funds advisor and investment manager, responsible for making investment decisions for the fund and managing the fund's other affairs and business. The individual Putnam Funds pay PIM for management and investment advisory services quarterly based on the average net assets of the funds although the amount of the fees varies depending on the individual mutual fund or account and is usually based upon a sliding scale in relation to the level of assets under management and, in certain instances, is also based on investment performance.

10. Defendant Lawrence J. Lasser ("Lasser"), located at 342 Warren St., Brookline, Ma 02445, is, and at all relevant times, was, President and Chief Executive Officer of both Putnam Investments and PIM, and in those capacities he is and was ultimately responsible for the actions of both Putnam Investments and PIM.

11. Defendant Charles E. Porter ("Porter") is, and at relevant times was, Executive Vice President, Treasurer and Principal Financial Officer of both Putnam Investments and PIM, and in those capacities he is and was responsible for the day-to-day operations of both Putnam Investments and PIM, including its Legal, Compliance, and Corporate Affairs functions.

12. Defendant Patricia C. Flaherty ("Flaherty") is, and at relevant times was, the Senior Vice President of both Putnam Investments and PIM, and in those capacities she is and was ultimately responsible for the actions of both Putnam Investments and PIM.

13. Defendant Justin M. Scott ("Scott"), a resident of Marblehead, Massachusetts, was at all relevant times was managing director and chief investment officer ("CIO") of the International Equities Group for Putnam, and in that capacity was responsible for investment decisions and oversight of the mutual funds supervised and organized under the Putnam International Equities Group. On October 24, 2003, Scott was one of four portfolio managers terminated by Putnam as a result of his participation in the scheme alleged herein.

14. Defendant Omid Kamshad ("Kamshad"), a resident of Weston, Massachusetts, was at all relevant times the managing director and CIO of the International Core Equity Group, and in that capacity was responsible for the investment decisions and oversight of the mutual funds supervised and organized under the Putnam International Core Equity Group. On October 24, 2003, Kamshad was one of four portfolio managers terminated by Putnam as a result of his participation in the scheme alleged herein. The Securities and Exchange Commission and the Commonwealth of Massachusetts have alleged that Kamshad's personal market timing in the funds he oversaw continued until March of 2003.

Trustee Defendants

15. The Individual Defendants named are each Trustees of the "Trust" (see below). The address of each Trustee is One Post Office Square, Boston, MA 02109.

a. John A. Hill, Chair
Trustee since 1985 and Chairman since 2000

b. Jameson A. Baxter
Trustee since 1994

c. Charles B. Curtis
Trustee since 2001

d. Ronald J. Jackson
Trustee since 1996

e. Paul L. Joskow
Trustee since 1997

f. Elizabeth T. Kennan
Trustee since 1992

g. John H. Mullin, III
Trustee since 1997

h. Robert E. Patterson
Trustee since 1984

i. W. Thomas Stephens
Trustee since 1997

j. W. Nicholas Thorndike
Trustee since 1992

k. Lawrence J. Lasser
Trustee since 1992 and Vice President of the Trust, i.e., each of the Putnam funds, since 1981
President and Chief Executive Officer of Putnam Investments and Putnam Management
Director of Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies

l. George Putnam, III
Trustee since 1984 and the President of the Trust, i.e., each of the Putnam funds, since 2000

m. A.J.C. Smith
Trustee since 1986 and Director of Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies

The Trustees elect the officers of the Trust and have a fiduciary duty to the Trust and its beneficiaries to maintain the safety of the assets of the Trust.

John Does 1-50

16. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "Putnam Fiduciary Defendants"). Included as Putnam Fiduciary Defendants are insiders, i.e. employees and executives, of Putnam, PIM and the Putnam Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the Putnam Funds had a fiduciary duty to the Putnam Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

17. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the Putnam Mutual Funds who participated, exploited and perpetrated the unlawful late trading in Putnam Mutual Funds and knowingly violated the policies established by the Putnam Mutual Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Putnam defendants to make illicit trades in the Putnam Mutual Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating Putnam Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the Putnam Defendants to breach the fiduciary duties owed to the Putnam Mutual Funds through numerous means including the deposit of assets in other Putnam financial vehicles in exchange for the right to make short-term and late trades in Putnam Mutual Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Nominal Defendants

18. Nominal Defendant Putnam Funds Trust (the "Trust"), a Massachusetts business trust organized on January 22, 1996, with its principal place of business located at One Post Office Square, Boston, MA 02109. The Trust is registered under the Investment Company Act as an open-end management investment company.

19. Nominal Defendants Putnam International Equity Fund, Putnam International New Opportunities Fund, and Putnam Europe Equity Fund (the "Funds") are mutual funds with assets held by the Trust with PIM as its Advisor. The Putnam International Equity Fund seeks capital appreciation by investing at least 65% of assets in equity securities of companies located outside of the United States and invests in companies it judges to be in a strong growth trend or that it believes to be undervalued. The Putnam International New Opportunities Fund invests substantially all of its assets in foreign equity securities, including common stocks, preferred stocks, and convertible securities. It seeks to identify companies in market sectors that it believes will experience above-average growth. The Putnam Europe Equity Fund is designed to provide broad exposure to European companies and markets, particularly large and midsize European companies. The Funds are managed by PIM.

20. The defendants described in paragraphs 6-13 and 15 are sometimes referred to as the "Putnam Defendants." The defendants described in paragraphs 17-18 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 14 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 13 are sometimes referred to as the "Putnam Fiduciary Defendants."

PRELIMINARY STATEMENT

21. This derivative action is brought to recover damages for injuries to the Putnam International Equity Fund and Putnam International New Opportunities Fund, the Putnam

Europe Equity Fund, the Putnam Funds Trust and the Putnam Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Putnam Funds which operated as a fraud and deceit on the Plaintiffs and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

22. Each of the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Putnam Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All Putnam Funds are held and governed by the Trust.

Manipulative Devices

23. Like all other mutual funds, Putnam Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

24. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

25. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

Timing

26. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

27. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

28. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts.

Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

29. Continued *successful* late-trading or timing requires the complicity of a funds' management.

30. The Putnam Fiduciary Defendants and John Does 1-100 obtained assistance to engage in late trading directly from the PIM. In other instances, the Putnam Fiduciary Defendants did not require assistance as they, themselves, were responsible for the management and administration of the Putnam Funds, including the entry and execution of trades in Putnam Funds. *By* failing to enforce and/or follow regulations prohibiting late trading, PIM allowed and encouraged Putnam Fiduciary Defendants to buy and sell Putnam Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, *at the 4:00 p.m. price far beyond the 4:00 p.m. deadline.* This conduct continued for a substantial amount of time and was well known within PIM and amongst the fiduciaries responsible for the management of Putnam Funds and was merely reflective of the self-dealing that pervaded Putnam Investments and PIM.

31. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric

Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by the Putnam Fiduciary Defendants in the Putnam Fund are easily apparent.

32. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. PIM, are assisting the timer, or as here, are the active participants in the timing scheme.

33. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

34. Putnam Fiduciary Defendants and John Does 51-100 perpetrated two primary manipulative schemes on the Putnam Funds, for an undetermined time period with the complicity of the Putnam Defendants. The schemes, which had started by at least the year 1998, and were known by the Putnam defendants by the year 2000, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the Putnam Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Putnam Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of Putnam Funds shareholders.

35. PIM is the manager and investment advisor for all of the Putnam Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor runs all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Trustees) not the mutual funds. The Advisor, PIM, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money PIM makes. In what has unfortunately become a common mutual fund industry practice[3], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (PIM) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the Putnam International Equity Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (Putnam), usually liquid asset funds.

36. The Putnam Fiduciary Defendants, employees, representatives, and fiduciaries inside Putnam, PIM and the Putnam Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Putnam Fiduciary Defendants obtained assistance to engage in late trading directly from PIM. In other instances, Putnam Fiduciary Defendants did not require assistance as they, themselves, were responsible for the management and administration of the Putnam Funds, including the entry and execution of trades in Putnam Funds. By and through their authority, access and control over the Putnam Funds, the Putnam Fiduciary Defendants engaged in late trading and market timing in the Putnam Funds for their own benefit at the expense of the Putnam Funds. By failing to enforce and/or follow regulations prohibiting late trading, PIM allowed, encouraged and facilitated the Putnam Fiduciary

[3] See *State of New York v. Canary Capital Partners et al.*(Supr. Ct. of N.Y. filed Sept. 3, 2003).

Defendants to buy and sell Putnam Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, at the 4:00 p.m. price far beyond the 4:00 p.m. deadline. Moreover, PIM allowed, encouraged and facilitated the Putnam Fiduciary Defendants to engage in rapid short term trading of the Putnam Funds in contrivance of the rules and policies set forth in the Putnam Funds prospectus' and in breach of the fiduciary duties owed to the Putnam Funds. This conduct continued for a substantial amount of time and was well known within PIM and amongst the fiduciaries responsible for the management of Putnam Funds and was merely reflective of the self-dealing that pervaded Putnam Investments and PIM.

37. Throughout this same time period the Putnam Funds publicly maintained an excessive trading policy. For example, the fund share exchange policy described in the Prospectus Supplement for the Putnam International New Opportunities Fund, dated September 22, 2003, states:

> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading.
>
> * * *
>
> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.

Virtually identical language was contained in prospectuses for other Putnam Funds.

38. In the face of such policy and their fiduciary duties, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the Putnam Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the Putnam Funds to the detriment of the Putnam Funds.

39. The Putnam Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the Putnam Funds. In many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

40. As a result of the investigation by the Securities Division of the Secretary of the Commonwealth of Massachusetts, PIM announced on October 24, 2003, that it had terminated four money managers because they engaged in market timing trades of Putnam funds for their personal accounts. This termination occurred some three years after the Putnam Defendants became aware of the conduct.

41. On October 28, 2003, the SEC and the Commonwealth of Massachusetts filed civil lawsuits against defendants PIM, Scott and Kamshad. The complaints allege that the individual defendants used nonpublic information about their funds' holdings to profit personally from market timing as far back as 1998 and continued through March of 2003. Moreover, the complaints allege that PIM engaged in securities fraud by failing to disclose to fund shareholders the market timing acts and failed to take adequate steps to prevent Scott, Kamshad and John Does 1-50 from engaging in market timing. Allegations that the scheme continued until March, 2003, contradict Putnam's statements that it had stopped the market timing activity in 2000. The

SEC continues to investigate Putnam and is considering bringing additional charges against other Putnam portfolio managers and continues to talk with Putnam to settle the charges.

42. These events have had and will have a series of deleterious effects on the Putnam family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Putnam Funds, thereby resulting in the Putnam Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the Putnam Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Putnam Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Putnam Funds.

DEMAND EXCUSED ALLEGATIONS

43. The Plaintiff has not made demand upon the trustees of the Trust or the directors of Putnam to bring an action against the Putnam Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Putnam.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Putnam Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Putnam Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Putnam management, and thus owe their positions as well as their loyalties solely to Putnam management and lack sufficient independence to exercise business judgment. Because the Trust oversees eighteen separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation which resulted in civil charges by the Securities Division of the Secretary of the Commonwealth of Massachusetts.[4] Consequently, Putnam already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Putnam Funds. Moreover, Putnam's lackadaisical response is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. In announcing the termination of four fund managers because of their involvement in the conduct under investigation by the Commonwealth of Massachusetts, Putnam acknowledged that it had been aware of the unlawful conduct since 2000, yet took no disciplinary action against the offenders and has done nothing to stop or correct it. In fact, Putnam allowed the offenders to keep the profits they had made from market timing, at the expense of shareholders. Moreover, Putnam misled the public by claiming that it had stopped such activity at the time of discovery when in fact the illicit activity continued into 2003. By failing to take action before the Commonwealth of Massachusetts investigation, the directors of Putnam acquiesced in or condoned such conduct.

[4] See Sec. and Exch. Comm'n v. Scott, et al., 03-CV-12082 (D. Mass. filed Oct. 28, 2003).

No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Putnam Defendants and the Trustees)

44. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

45. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

46. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

47. As alleged above in this Complaint, each Putnam Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Putnam Funds or their shareholders.

48. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the Putnam Fiduciary Defendants and John Does 50-100 to time the Putnam Funds, the Putnam Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Putnam Funds and its shareholders.

49. By virtue of the foregoing, the Putnam Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

50. As a direct and proximate result of the Putnam Defendants' wrongful conduct, the assets and value (including the NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and the Putnam Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against PIM and John Does 1-100)

51. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

52. PIM directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Putnam Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the Putnam Funds to sell securities at artificially deflated values as described in the Complaint.

53. The Putnam Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

54. By reason of the foregoing, PIM has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Putnam Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against the Putnam Defendants)

55. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

56. Putnam acted as a controlling person of PIM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of PIM being a wholly-owned subsidiary of

Putnam and Putnam's active participation in and/or awareness of PIM's day-to-day operations, Putnam had the power to influence and control and did influence and control, directly or indirectly, the decision-making of PIM. Putnam had unlimited access to PIM's records of transactions and had the ability to prevent PIM from engaging in the schemes and artifices to defraud complained of in this Complaint.

57. Putnam had direct and supervisory involvement over the day-to-day operations of PIM and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

58. By virtue of its position as a controlling person, Putnam is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the Putnam Defendants and the Trustee Defendants)

59. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

60. The Putnam Defendants and the Trustee Defendants and each of them owed to the Putnam International Equity Fund, Putnam International New Opportunities Fund, Putnam Europe Equity Fund, the Putnam Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Putnam Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Putnam Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

61. To discharge those duties, the Putnam Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Putnam Funds.

62. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

63. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Putnam Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against John Does 51-100)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

65. John Does 51-100 knew of the existence of the fiduciary duty between the Putnam Defendants and the Trustee Defendants and the Putnam Funds and knew the extent of that duty. John Does 51-100 knew of the acts of late trading and timing made by them on the Putnam Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds. John Does 50-100 maliciously, without justification and through unlawful means, aided and abetted and conspired with the Putnam Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Putnam Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

66. John Does 51-100 are jointly and severally liable to the Putnam Funds for damages proximately caused by their aiding and abetting as alleged herein.

67. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the Putnam Defendants, PIM and John Does 1-100)

68. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

69. The Putnam Defendants, PIM and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

70. The Putnam Defendants, PIM and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

71. The Putnam Defendants, PIM and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

72. The Putnam Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Putnam Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
November 12, 2003

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________
Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

Counsel:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHITWOOD & HARLEY
Martin D. Chitwood
Lauren D. Antonino
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
(404) 873-3900

MALINA & WOLSON
Lincoln Bldg., 60 East 42nd Street
New York, New York 10165
(212) 986-7410

Exhibit A

The Putnam family of funds

As of July 31, 2003, there were 104 Putnam Funds. The following is a complete list of Putnam's open-end mutual funds as of September 30, 2002.

GROWTH FUNDS
Growth Opportunities Fund
Health Sciences Trust
International New Opportunities Fund
New Opportunities Fund
OTC & Emerging Growth Fund
Small Cap Growth Fund
Vista Fund
Voyager Fund
Voyager Fund II

BLEND FUNDS
Capital Appreciation Fund
Capital Opportunities Fund
Europe Growth Fund
Global Equity Fund
Global Natural Resources Fund
International Growth Fund
International Voyager Fund
Investors Fund
Research Fund
Tax Smart Equity Fund
Utilities Growth and Income Fund

VALUE FUNDS
Classic Equity Fund
Convertible Income-Growth Trust
Equity Income Fund
The George Putnam Fund of Boston
The Putnam Fund for Growth and Income
International Growth and Income Fund
Mid Cap Value Fund
New Value Fund
Small Cap Value Fund

INCOME FUNDS
American Government Income Fund
Diversified Income Trust
Global Income Trust
High Yield Advantage Fund
High Yield Trust
Income Fund
Intermediate U.S. Government
Income Fund
Money Market Fund
U.S. Government Income Trust

TAX-FREE INCOME FUNDS
Municipal Income Fund
Tax Exempt Income Fund
Tax Exempt Money Market Fund
Tax-Free High Yield Fund
Tax-Free Insured Fund

State tax-free income funds
Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio and Pennsylvania

State tax-free money market funds
California, New York

ASSET ALLOCATION FUNDS
Asset Allocation: Balanced Portfolio
Asset Allocation: Conservative Portfolio
Asset Allocation: Growth Portfolio